Exhibit 8.2

January xx, 2007

Mr. Philip R. Sherringham

EVP and Chief Financial Officer

People’s Bank                                                                                                          DRAFT

850 Main Street

Bridgeport, CT 06604

Dear Mr. Sherringham:

You have requested that PricewaterhouseCoopers LLP (“PwC”) provide you with our opinion addressing certain Connecticut state income tax consequences of the proposed conversion of People’s Mutual Holdings (“MHC”) from a federally chartered mutual holding company to a Delaware chartered and federally registered stock holding company and its component and related transactions (the “Conversion”), pursuant to the Amended and Restated Agreement and Plan of Conversion and Reorganization of People’s Mutual Holdings and People’s Bank dated as of October 26, 2006 (the “Plan”). The Conversion is described in the Plan and in the prospectus included in People United Financial’s (“People’s United”) registration statement filed on Form S-1 with the Securities and Exchange Commission (the “Prospectus”).

Background

MHC operates as a federally chartered mutual savings and loan holding company. MHC is the majority stockholder of People’s Bank (“Bank”) and, as such, has voting power to elect the Board of Directors of Bank. Although MHC’s primary purpose is to own the common stock of Bank, it may make other investments and undertake other banking related activities at its discretion. As of July 21, 2006, MHC owned 57.7% of Bank’s outstanding stock. MHC conducts its business activities primarily in the state of Connecticut and files stand-alone tax returns for both federal and Connecticut income tax purposes.

Bank is a federal savings bank and is the parent of an affiliated group of corporations that files a consolidated federal income tax return. It conducts banking business, including the acceptance of deposits and making of loans and, through its subsidiaries, conducts a variety of other businesses including real estate, investment management, leasing, insurance and discount brokerage. Bank conducts certain business activities in the state of Connecticut and files a combined return with its subsidiaries in the state of Connecticut. As of December 31, 2005, the combined group has net operating loss carryforwards of $693 million for Connecticut state income tax purposes.

In August 2006, Bank converted from a Connecticut-chartered savings bank to a federally chartered savings bank. Simultaneously, MHC converted from a Connecticut-chartered mutual holding company to a federally chartered savings and loan holding company. PwC rendered an opinion to MHC and Bank in June 2006 that provided, in part, that the conversion of Bank to a federal savings bank pursuant to an “F” reorganization would not extinguish or limit Bank’s ability to utilize Bank’s pre-reorganization Connecticut net operating loss carryforwards. You have represented to us that this transaction is separate and distinct from the Conversion described in the Plan and the Prospectus.

At the time the transaction is consummated MHC, Bank, and People’s United will obtain an opinion from Thacher Proffitt & Wood LLP addressing the federal income tax consequences of the transaction. You have provided us with a copy of their draft opinion in which they conclude that the transactions described therein will be treated as tax-free reorganizations or, in one instance, a capital contribution and that no tax will be incurred at the shareholder level except for gains recognized with respect to cash received in lieu of fractional shares. Their opinion also indicates that shareholders’ holding period will carry over. Their opinion reaches a more likely than not conclusion with respect to the value of subscription rights issued to depositors and that no income will be recognized as a result by eligible accountholders and others and with respect to the computation of basis of the Company Common Stock purchased. We are relying upon this opinion to form the basis of our opinion regarding the Connecticut state income consequences.

Proposed Transaction

The proposed Conversion will be conducted pursuant to and is governed by the Plan, and includes the following:

Step 1: MHC will convert to a federally chartered interim stock savings bank, to be known as “Interim A”. This entity will simultaneously merge with and into Bank, with Bank surviving such merger.

Step 2: The common stock of Bank that is held by MHC will be cancelled and a liquidation account will be established for the benefit of the Depositors as of specified dates.

Step 3: People’s United Financial Inc., a newly formed state-chartered stock corporation and a wholly owned subsidiary of Bank (the “Company” or “People’s United”), will form a federally chartered interim stock savings bank to be known as “People’s Federal Interim Savings Bank” (“Interim B”).

Step 4: Interim B will merge with and into Bank, with Bank surviving such merger.

Step 5: Bank will recontribute its shares of the Company to the Company, which will then cancel these shares.

Step 6: The Company’s shares of Interim B will be converted, on a one-to-one basis, into shares of Bank Common Stock. The public stockholders will exchange their shares of Bank Common Stock for shares of Company Common Stock, based upon the exchange ratio. Upon consummation of the conversion, all of the Bank Common Stock will be owned by the Company and the public stockholders will own the same percentage ownership of the Company Common Stock (approximately 42.3%) as the percentage of Bank Common Stock owned by them prior to the Conversion, before giving effect to cash paid in lieu of any fractional shares, and before giving effect to any shares of Company Common Stock purchased by the Public Stockholders in the conversion.

Step 7: The rest of the Company shares will be sold pursuant to the Agreement and Plan of Conversion and Reorganization (the “Plan”). The sale of the remaining shares will be at the discretion of the MHC Board of Trustees and the Bank Board of Directors.

The consummation of the above steps will result in public ownership of 100% of Company’s stock. Company will, in turn, own 100% of the stock of Bank.

We understand that the Bank will continue to have substantial NOL carryovers for Connecticut state corporate income tax purposes as of the date of the Conversion.

Relevant Authority

IRC Section 361(b) provides that no gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation a party to the reorganization.

IRC Section 354 provides that no gain or loss shall be recognized by shareholders if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.

IRC Section 368(a)(1)(F) defines one type of a reorganization as a mere change in identity, form, or place of organization of one corporation, however, effected.

IRC Section 368(a)(1)(A) defines another type of reorganization as a statutory merger or consolidation.

IRC Section 368(a)(2)(E) defines another type of reorganization as a statutory merger or consolidation wherein stock of a corporation (referred to as the “controlling corporation”), which before the merger was in control of the merged corporation, is used in the transaction if after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.

IRC Section 351 generally provides that no gain or loss shall be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in IRC Section 368(c)) of the corporation.

Section 12-214(a)(1) of the Connecticut General Statute (“CGS”) generally provides that every company carrying on, or having the right to carry on, business in the state of Connecticut shall pay tax measured by entire net income. Entire net income includes gross income, which in accordance with CGS Section 12-213 generally means gross income as defined in the Internal Revenue Code (“IRC”).

CGS Section 12-213(a)(23) provides that Internal Revenue Code means the Internal Revenue Code of 1986, or any subsequent internal revenue code of the United States, as from time to time amended, effective and in force on the last day of the income year. By adopting the federal Internal Revenue Code, Connecticut has conformed its treatment of corporate reorganizations to the federal treatment. However, Connecticut does not incorporate several of the corporate carryover sections, i.e., sections 381 through 385. Rather, Connecticut law with respect to corporate attributes and net operating loss carryovers has developed through case law and administrative rulings.

In general, Connecticut provides for the deduction of a Connecticut net operating loss (NOL) in income years subsequent to the year such NOL is generated. CGS Sec. 12-217. Connecticut’s NOL provision (CGS Sec. 12-217(4)) does not specifically address whether net operating losses of a merging entity survive in a corporate reorganization. The Connecticut statute grants the Commissioner the authority to promulgate regulations relating to mergers or consolidations of corporations providing for the deduction, by the surviving corporation in the planned merger, of operating losses that were incurred by a merging corporation. CGS Sec. 12-217(d). To date, such regulations have not been promulgated.

Connecticut courts have addressed the matter of a carryover of a merging entity’s net operating loss (i.e., an entity that does not survive the merger) in a number of cases, and generally have applied a continuity of business enterprise test, which was originally established by the U.S. Supreme Court’s decision in Libson Shops, Inc. v. Koehler, 353 U.S. 382 (1957) and followed by several Connecticut court cases.1

[1]	Thermatool Corporation v. Department of Rev. Serv., 43 Conn. Supp. 260 (Conn. Superior Ct., 1994); Cunningham Group, Inc. v. Commissioner of Rev. Serv., 45 Conn. Supp. 202 (Conn. Superior Ct. 1997); Grade A Market, Inc. v. Commissioner of Rev. Serv., 44 Conn. Supp. 377 (Conn. Superior Ct. 1996).

Among the rulings Connecticut has issued, two rulings (Letter Ruling 93-23 and 97-3) address the treatment of net operating losses when corporations that have net operating loss carryovers are parties to a reorganization or merger. In Letter Ruling 93-23, Connecticut ruled that since the corporation with a net operating loss carryover was the surviving entity in a merger, it was entitled to use its pre-merger net operating loss carryover to offset post-merger income. In this Ruling, Connecticut acknowledged that nothing in CGS Section 12-217 prohibits surviving corporations from deducting pre-merger NOLs generated by such taxpayers from future income of the merged corporation.

Letter Ruling 97-3 took a more expansive view permitting the net operating loss carryover of a corporation that did not survive the merger to be used to offset post-merger income applying a continuity of business enterprise analysis.

Conversion of MHC

The conversion of MHC from a federally chartered mutual holding company to a federally chartered interim stock savings bank (“Interim A”) contemplates that the legal existence of MHC will not terminate and Interim A will be a continuation of MHC. Since this transaction will involve the change in form of organization and involves only one corporation, it will meet the definition of a type “F” reorganization.

Merger of Interim A into Bank

The merger of Interim A with and into Bank will be accomplished through a statutory merger with Bank as the surviving entity. Since this transaction will involve the statutory merger of two corporations, it will meet the definition of a type “A” reorganization.

Merger of Interim B into Bank

The merger of Interim B with and into Bank will be accomplished through a statutory merger with Bank as the surviving entity. As part of this transaction, shares of Bank common stock will be converted into shares of Company common stock as described in the Plan. Since this transaction will involve the statutory merger of two corporations wherein stock of the controlling corporation (Bank) is used in the transaction and after the transaction the surviving corporation (Bank) will hold all of its properties and all of the properties of the merger corporation (Interim B) and the former shareholders of surviving corporation (Bank) will exchange an amount of stock in the surviving corporation (Bank), which constitutes control, for an amount of voting stock of the controlling corporation (Bank), it will meet the definition of a type “A” reorganization.

Alternatively, this transaction could be viewed as a contribution of the Bank common stock to the Company in exchange for Company common stock, after which Company will control Bank, which will meet the general requirements of IRC Section 351.

Effect on MHC, Bank and the shareholders of Bank

Since Connecticut follows the federal treatment of the transactions described, MHC, Bank and the shareholders of the Bank will not recognize gain or loss on the transactions. In addition, since the Bank will maintain its legal entity status throughout the Conversion (i.e., it is the surviving entity in the transactions described), following Ruling 93-23 its NOLs should survive without limitation.

Effect on the mutual interest holders of MHC

Since Connecticut follows the federal treatment, it is more likely than not that that the fair market value of the nontransferable subscription rights to purchase shares of Company Common Stock to be issued to eligible account holders, supplemental eligible account holders and other depositors is zero and accordingly, that no income will be recognized by eligible account holders, supplemental eligible account holders and other depositors upon the issuance to them of subscription rights or upon the exercise of the subscription rights.

Conclusions

Based on our review of the facts as represented to us and relevant statutory, judicial, and administrative authority and relying on the federal tax opinion issued by Thacher, Proffitt & Wood LLP, subject to caveats and limitations expressed in this letter, it is our opinion that in accordance with Connecticut’s income tax provisions:

1.	The conversion of MHC from mutual form to federal interim stock savings bank form will constitute a reorganization for federal income tax purposes under Section 368(a)(1)(F) of the IRC, and, therefore, will be treated as a tax-free reorganization for Connecticut income tax purposes;

2.	The merger of Interim A with and into Bank will constitute a reorganization under IRC Section 368(a)(1)(A) and, therefore, will be treated as a tax-free reorganization for Connecticut income tax purposes;

3.	The merger of Interim B with and into Bank, pursuant to which shares of Bank common stock will be converted into shares of Company common stock, will constitute a reorganization under IRC Section 368(a)(2)(E) or a contribution under IRC Section 351 and, therefore, will be treated as a tax-free reorganization or tax-free contribution for Connecticut income tax purposes;

4.	No gain or loss will be recognized by the current stockholders of the Bank upon receipt of shares of Company common stock pursuant to the exchange of Bank common stock for Company common stock, except to the extent of any cash received in lieu of fractional share interests in the Company, for Connecticut income tax purposes;

5.	The aggregate tax basis of the shares of Company Common Stock held by the current stockholders of the Bank upon the receipt of shares of Company Common Stock will be equal to the aggregate tax basis of the shares of Bank Common Stock held immediately before the stock exchange, reduced by the basis allocable to a fractional share interest in the Company for which cash is received, for Connecticut income tax purposes;

6.	The holding period of the shares of Company Common Stock received by the current stockholders of the Bank in the stock exchange will include the holding period of the shares of Bank Common Stock held immediately before the stock exchange;

7.	A holder of shares of Company Common Stock who receives cash in lieu of a fractional share of Company Common Stock in the share exchange will recognize gain or loss equal to the difference between the amount of cash received and the portion of such holder’s tax basis of the shares of Bank Common Stock allocable to the fractional share;

8.	No gain or loss will be recognized by the Company upon the sale of shares of Company Common Stock in the offering for Connecticut income tax purposes;

9.	No gain or loss will be recognized by depositors of the Bank upon the issuance to them of interests in the liquidation account in the Bank pursuant to conversion and merger described in conclusions 1 and 2 above for Connecticut income tax purposes;

10.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase shares of Company Common Stock to be issued to eligible account holders, supplemental eligible account holders and other depositors is zero and accordingly, that no income will be recognized by eligible account holders, supplemental eligible account holders and other depositors upon the issuance to them of subscription rights or upon the exercise of the subscription rights for Connecticut income tax purposes;

11.	It is more likely than not that the tax basis to the holders of shares of Company Common Stock purchased in the offering pursuant to the exercise of subscription rights will be the amount paid therefore, and that the holding period for such shares of Company Common Stock will begin on the date of the completion of the offerings;

12.	The holding period for shares of Company common stock purchased will begin on the day after the date of purchase for Connecticut income tax purposes; and

13.	The Connecticut net operating loss carryovers of the Bank will survive the Conversion without limitation for Connecticut income tax purposes.

Caveats and Limitations

Our reference to the federal tax treatment of the transactions detailed above is solely for the purpose of reaching a conclusion on the Connecticut treatment of the transactions. We are aware that you have obtained an opinion of Thacher, Proffitt & Wood LLP as to the federal tax treatment of the transactions and we have not been engaged for the purpose of rendering an opinion on the federal tax consequences of the transactions.

We have assumed that the representations made by the Bank, MHC, and People’s United in their letter to us dated January xx, 2007 are true and will continue to be true at Closing, and that each of Bank, MHC, and People’s United will act in accordance with the Amended and Restated Agreement and Plan of Conversion and Reorganization of People’s Mutual Holdings and People’s Bank dated as of October 26, 2006.

The conclusions reached in this opinion represent and are based upon our best judgment regarding the application of federal and Connecticut income tax laws arising under the Internal Revenue Code and the Connecticut general statutes, respectively, judicial decisions, administrative regulations, published rulings, and other tax authorities existing as of the date of this opinion. This opinion is not binding upon the Internal Revenue Service, the Connecticut Department of Revenue Services, or any relevant courts, and there is no guarantee that the Internal Revenue Service or the Connecticut Department of Revenue Services will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. PricewaterhouseCoopers LLP undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the federal and Connecticut income tax laws.

This opinion does not address any federal or state tax consequences of the transactions set forth herein, or transactions related or proximate to such transactions, except as specifically set forth herein. This opinion does not address any local, foreign, or other tax consequences that may result from any of the transactions set forth herein, or transactions related to such transactions.

This opinion is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumption that such information is accurate, true, and authentic. This opinion does not address any transactions other than those described herein. This opinion does not address any transactions whatsoever if all the transactions described herein are [were] not consummated as described herein without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the facts or assumptions is incorrect, in whole or in part, the conclusions reached in this opinion might be adversely affected.

This document was not intended or written to be used, and it cannot be used, for the purpose of avoiding U.S. federal, state or local tax penalties.

Consent to filing

We consent (1) to the filing of this opinion as an exhibit to the Company’s Registration Statement on Form S-1 and (2) to the filing of this opinion as an exhibit to MHC’s and the Bank’s Application for Conversions on Form AC.

Very truly yours,

PricewaterhouseCoopers LLP